EXHIBIT 11

Radian Group Inc.

Schedule of Net Income Per Share

	Quarter Ended September 30,		Nine Months Ended September 30,
(In thousands, except per-share amounts and market prices)	2003	2002	2003	2002
Net income	$113,978	$106,561	$330,424	$319,416
Preferred stock dividend adjustment	—	(825)	—	(2,475)
Premium paid to redeem preferred stock	—	(3,003)	—	(3,003)

Adjusted net income	$113,978	$102,733	$330,424	$313,938

Average diluted stock options outstanding	5,334.8	5,058.7	5,500.3	5,218.1
Average exercise price per share	$29.58	$22.13	$29.37	$25.52
Average market price per share - diluted basis	$44.81	$41.25	$39.46	$46.28

Average common shares outstanding	93,558	94,761	93,431	94,564
Increase in shares due to exercise of options – diluted basis	1,328	1,274	1,083	1,537

Adjusted shares outstanding – diluted	94,886	96,035	94,514	96,101

Net income per share – basic	$1.22	$1.08	$3.54	$3.32

Net income per share – diluted	$1.20	$1.07	$3.50	$3.27